

October 8, 2013

Via E-mail
Sheri Strangway
President
Active With Me Inc.
2005 Lakeshore Road
Sarnia, Ontario, Canada N7X 1G4

> **Re: Active With Me Inc.**
> **Registration Statement on Form S-1**
> **Filed September 11, 2013**
> **File No. 333-191083**

Dear Ms. Strangway:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Risk Factors

"If we do not obtain additional financing, we will not be able to conduct our business operations…," page 8

2.   We note your disclosure that "the only source of funds that would be realistic is through a loan from [y]our president and sale of equity capital." Please disclose whether you have a commitment from your president to provide such funds and the amount that you expect to receive. Ensure that you provide appropriate disclosure regarding any funding expectations or commitments in the Management's Discussion and Analysis section.

"The costs to meet our reporting and other requirements as a public company…," page 9

3.   We note your disclosure that you will be required to file only those reports required by Section 15(d) of the Exchange Act. In a separate risk factor, please provide risk factor disclosure, to the extent material, alerting investors that you are subject only to Section 15(d) of the Exchange Act, and as such, are not subject to the proxy rules, Section 16 reporting and short-swing profit provisions, going-private regulation, beneficial ownership reporting, and the bulk of the tender offer rules under U.S. securities laws. Please address the possibility that your reporting obligations under Section 15(d) may be suspended due to a limited number of shareholders and alert potential investors to the adverse consequences of such a suspension of your reporting duties.

"Our director owns approximately 45.4% of our outstanding common stock…," page 10

4.   We note your disclosure that you have "no current plans with regard to any merger, consolidation or sale of substantially all of [your] assets" on page 10. We also note your disclosure on page 47 that the company's "ability to continue as a going concern is also dependent on its ability to find a suitable target company and enter into a possible reverse merger with such company." Please disclose whether the company, its executive team and directors, any company promoters or its affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a public company. Also tell us, with a view toward disclosure, whether you believe the company is a blank check company.

"We may be unsuccessful in implementing required internal controls…," page 11

5.   Please revise your disclosure to clarify that while you are not required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, you are required to comply with the internal control assessment required by Section 404(a) of the Sarbanes-Oxley Act in addition to the certification requirements under Section 302 of the Sarbanes-Oxley Act that you discuss in the risk factor.

"We do not meet the requirements for our stock to be quoted on NASDAQ…," page 15

6.   We note your disclosure refers to "Original Source common stock." It appears that this disclosure should refer to your company's common stock. Please revise or advise.

Plan of Distribution and Selling Shareholders, page 15

7.   Please revise your disclosure on pages 16 and 17 that once a market has been developed for your common stock, the shares may be sold "at market price prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changes." This appears inconsistent with your disclosure on pages 3, 6 and 15 that the "sales price to the public is fixed at $0.04 per share for the duration of the offering."

Description of Business

The Market, page 19

8.   With respect to every third-party statement in your prospectus, such as the information provided by International Data Corporation, please provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports. Finally, we note that several of the reports are from 2006 and 2007. Please confirm that you are not aware of similar reports that have been prepared as of a later date by the authors you cite, or others. If you are aware of any such reports, please confirm that the conclusions do not vary materially from the cited reports, and consider including disclosure regarding the continued utility of the report.

Competition, page 20

9.   Please revise your prospectus to avoid claims that the technology you propose to develop will achieve specific results. Rather, you should describe desired product characteristics as objectives you may not be able to achieve. For example, please revise the following:

*   "[t]he registrant has identified what it believes to be limitations with each type that the registrant will bridge into a single offering" on page 20; and
*   "[t]he key features that will be incorporated into the registrant's website will be as follows…" on page 21.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 28

10.   We note that the creation of a functional and effective website appears to be critical to the business plan of the company and that your sole officer and director does not appear to have experience in website development. Please disclose who will design and create the website and whether you have any agreements regarding the website development.

Liquidity and Capital Resources, page 29

11.   You state in the prospectus summary and in the Management's Discussion and Analysis section that you anticipate that your cash and working capital will be sufficient to enable the company to complete the first phase of your plan of operations, pay for the costs of this offering, and pay your general administrative expenses for the next twelve months. We note that you have estimated $30,000 for the first phase of your plan of operations, $6,400 for the costs of this offering, and $15,000 for the costs of being a reporting company. Given that you currently have working capital of $45,740, will not receive any proceeds from this offering and you are currently not generating any revenue, please explain, with a view toward disclosure, why you believe that you have sufficient funds to operate for the next twelve months.

Certain Relationships and Related Transactions, page 36

12.   Please disclose the loan that you received from the company's sole executive officer and director on December 6, 2012. Ensure that you describe the material terms of the loan including the repayment provisions and interest rate. Tell us what consideration you have given to filing the loan agreement as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Financial Statements

Statement of Cash Flows, page 45

13.   Please revise your column heading to correctly identify your inception date.

Exhibit Number 23.1

Consent of Independent Registered Public Accounting Firm

14.   File a consent that correctly identifies the specific filing to which the consent applies. In this regard, we note that your accountants have consented to the inclusion of their report dated September 10, 2013 in a Form S-1/A2 rather than your Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen G. Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Law Clerk, at (202) 551-3574 or me at (202) 551-3453 with any other questions. If you have further questions, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: <u>Via Email</u>
        Karen A. Batcher, Esq.
        Synergen Law Group, APC